SUBSIDIARIES OF AMERICAN RESOURCES AND DEVELOPMENT
                                     COMPANY



Golf Ventures, Inc.
Incorporated under the laws of the State of Utah.
(Formerly Sierra Tech, Inc.)

Fan-Tastic, Inc.
Incorporated under the laws of the State of Utah.

Finally Communities, Inc.
Incorporated under the laws of the State of Arkansas.